

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2014

Via E-mail
Mr. Bruce E. Kiddoo
Senior Vice President and Chief Financial Officer
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

> **Re: Maxim Integrated Products, Inc.**
> **Form 10-K for the Fiscal Year Ended June 29, 2013**
> **Filed August 13, 2013**
> **File No. 001-34192**

Dear Mr. Kiddoo:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Inventories, page 23

1.   We note from your earnings call transcripts for the fourth quarter of fiscal year 2013 and the first quarter of fiscal 2014 that you missed your revenue and earnings guidance due to your largest customer within the consumer market being impacted by an inventory correction for the Galaxy S III, Note II and other smart phone devices. We also note from your disclosure on page 23 that you recorded $19.2 million of inventory write-downs during fiscal 2013. We note that you increased your inventory from June 30, 2012 to June 29, 2013 and again from June 29, 2013 to September 28, 2013. Considering these factors, please explain to us in more detail how you considered the changes in your

consumer market in your evaluation of inventory for recoverability as of June 29, 2013 and September 28, 2013, respectively. Refer to FASB ASC 330-10-35.

2.   Further to the above, we note from the aforementioned earnings call transcripts that you experienced losses from your largest consumer market customer in the fourth quarter of 2013 due to a decrease in certain demand of prior-generation smart phones and that you expect to continue to lose revenue from your largest customer in fiscal 2014. We also note your disclosure on page 25 that your net revenues from your consumer market are up 16% for fiscal 2013 due to improved demand for your products that you supply into the consumer markets, primarily from continued growth in smart phones and tablets offered by your customers. Please discuss how you considered the disclosures required by Item 303(A)(3) of Regulation S-K.

Item 8. Financial Statements

Note 2. Summary of Significant Accounting Policies

Product Warranty, page 44

3.   Please tell us about the nature of your obligations in cases where the company's product warranty includes significant financial responsibility beyond the cost of replacing the product. Explain how you account for these agreements, citing the accounting literature you relied upon and how you applied that literature to your facts and circumstances. Explain how you considered the disclosures required by FASB ASC 460-10-50-8.

Note 16. Income Taxes, page 66

4.   Please refer to your rate reconciliation schedule on page 67. Please tell us why the impact of foreign earnings and losses taxed or benefitted at different rates increased significantly between fiscal 2012 and 2013. Quantify and describe the impact of any significant individual components (countries) of the item.

5.   We note that the amount of your foreign subsidiaries' accumulated undistributed earnings that are intended to be indefinitely reinvested outside the U.S. increased from $58.5 million as of June 30, 2012 to $229.9 million as of June 29, 2013. Please tell us the significant reasons for the increase, including quantifying and describing any significant individual components (countries).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to call me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant